Exhibit (a)(5)(x)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

EFREM WEITSCHNER,

Plaintiff,

- against -

WILLIAM P. FRICKS, LEON A. EDNEY,

JOSEPH J. SISCO, WILLIAM R. HARVEY,                                                   C.A. No. 18875NC
STEPHEN R. WILSON, GERALD L.
BALILES, CHARLES A. BOWSHER, SHIRLEY
ANN JACKSON, and NEWPORT NEWS
SHIPBUILDING INC.,

Defendants.

COMPLAINT

      Plaintiff alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

      1.  Plaintiff has been the owner of shares of the common stock of Newport News Shipbuilding Inc. (“Newport News” or the “Company”) since prior to the wrongs herein complained of and continuously to date.

      2.  Newport News is a corporation duly organized and existing under the laws of the State of Delaware. Newport News’ primary business is the design, construction, repair, maintenance, overhaul and refueling of nuclear-powered aircraft carriers and submarines for the United States Navy. The Company maintains its headquarters at 4101 Washington Avenue, Newport News, Virginia 23607.

      3.  Defendant William P. Fricks has served as Chairman and Chief Executive Officer of the Company since January 1997.

      4.  Defendants Leon A. Edney, Joseph J. Sisco, William R. Harvey, Stephen R. Wilson, Gerald L. Baliles, Charles A. Bowsher and Shirley Ann Jackson are directors of Newport News.

      5.  The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Newport News and owe them the highest obligations of loyalty, good faith, due dare and complete candor.

CLASS ACTION ALLEGATIONS

      6.  Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

      7.  This action is properly maintainable as a class action.

a. The Class is so numerous that joinder of all members is impracticable. There are approximately 35 million shares of Newport News common stock outstanding, owned by hundreds, if not thousands, of shareholders located throughout the country.

b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including, inter alia the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and Class; and (ii) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

      8.  Defendants have acted in a manner which similarly affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

      9.  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other Class members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

      10.  On May 9, 2001 Northrop Grumman Corp. (“Northrop Grumman”) announced that it had offered to acquire Newport News, citing concerns that the previously announced merger agreement between Newport News and General Dynamics Corp. (“General Dynamics”) would create an unhealthy monopoly, resulting in an unacceptable and anticompetitive consolidation of the United States shipbuilding industry.

      11.  Northrop Grumman offered to match General Dynamics’ offer of $67.50 per share for all the outstanding shares of common stock of Newport News, payable 75 percent in Northrop Grumman stock, the remainder in cash.

      12.  In a letter to defendant Fricks, Northrop Grumman Chairman, President and CEO Kent Kresa (“Kresa”) said he believes that:

a combination of Newport News and Northrop Grumman (which recently purchased shipbuilder Litton Industries) would offer a variety of strategic benefits, including significant cost savings to the U.S. Navy and the opportunity for Newport News employees to become a part of a larger, more diversified company. In contrast to General Dynamics’ offer, the product portfolios of Northrop Grumman and Newport News in no way overlap, provide opportunities for efficiencies, and the combination of our two companies would preserve the current competitive landscape of the military shipbuilding industry.

      13.  Mr. Kresa also said that the “proposed transaction with General Dynamics raises serious antitrust issues” and, that if permitted to proceed, “would leave the nation vulnerable with only one nuclear capable submarine and ship builder.” Mr. Kresa also cited a 1999 Department of Defense analysis that indicated that “over 75 percent of the total shipyard engineering talent and over 95 percent of the Navy R&D investment would exist in a combined General Dynamics-Newport News entity.” Mr. Kresa added, “Nothing has changed since that analysis. This would be an unacceptable position for the U.S. government, the Navy and for Northrop Grumman. We believe, and we believe that many already agree, that there is enormous national security value for America in maintaining, not eliminating, opportunities for competition between General Dynamics and Newport News. In short, we believe the General Dynamics-Newport combination would endanger national security and be costly to both the Navy and the American taxpayer.”

      14.  Northrop Grumman also stated that its cash and stock offer is fully financed. Mr. Kresa said that he would seek a meeting with Mr. Fricks and Newport News’ Board of Directors to discuss Northrop Grumman’s offer.

      15.  Defendants have refused to fulfill their fiduciary duties to Newport News’s public shareholders and consider all bona fide offers for the Company. Notably, pursuant to the terms of the proposed transaction with General Dynamics, defendant Fricks has been offered a lucrative position with the combined entity.

      16.  Defendants have refused to take those steps necessary to ensure that the Company’s shareholders will receive maximum value for their shares of Newport News stock in a sale of the Company. Defendants have refused to seriously consider the pending Northrop Grumman offer, and have not announced their intention to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the Company.

      17.  As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Newport News’s assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Newport News’s common stock

      18.  Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will deprive the Class of the opportunity to maximize the value of their Newport News holdings either in a transaction with Northrop Grumman or some other bona fide offeror, to the irreparable harm of the Class.

      19.  Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

A. declaring this to be a proper class action and designating plaintiff as Class representative

B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

1. cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Northrop Grumman;

2. undertake an appropriate evaluation of Newport News’s worth as a merger/acquisition candidate;

3. take all appropriate steps to enhance Newport News’s value and attractiveness as a merger/acquisition candidate;

4. take all appropriate steps to effectively expose Newport News to the marketplace in an effort to create an active auction for Newport News;

C. ordering defendants to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

D. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff’s attorneys’ and experts fees; and

E. granting such other and further relief as may be just and proper in the premises.

ROSENTHAL, MONHAIT, GROSS &
GODDESS, P.A.

BY: /s/ Joseph A. Rosenthal

P.O. Box 10700
919 North Market Street
Suite 1401
Mellon Bank Center
Wilmington, Delaware 19801
(302) 656-4433

Attorneys for Plaintiff

Of Counsel:

BULL & LIFSHITZ, LLP

246 West 38th Street
New York, New York 10018
212 869-9449

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